SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

First Security Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

336312103
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 336312103	Page 2 of 6

1	NAME OF REPORTING PERSON First Security Group, Inc. 401(k) and Employee Stock Ownership Plan S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 58-2461486-001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 735,763
	6	SHARED VOTING POWER: 229,117
	7	SOLE DISPOSITIVE POWER: 964,880
	8	SHARED DISPOSITIVE POWER: None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.88%
12	TYPE OF REPORTING PERSON EP

CUSIP NO. 336312103	Page 3 of 6

1	NAME OF REPORTING PERSON FSGBank, National Association S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 62-1816536
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 735,763
	6	SHARED VOTING POWER 229,117
	7	SOLE DISPOSITIVE POWER 964,880
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.88%
12	TYPE OF REPORTING PERSON BK

CUSIP NO. 336312103	Page 4 of 6

The ESOP holds an aggregate of 964,880 shares of Common Stock (5.88% of the outstanding shares).  The ESOP has sole voting power with respect to shares held by it which have not been allocated to participant accounts, shared voting power with respect to shares held by it which have been allocated to participant accounts and sole dispositive power with respect to all shares (allocated and unallocated) held by the ESOP.

The Trustee may be deemed to beneficially own the shares held by the ESOP.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the ESOP which have not been allocated to participant accounts in the manner directed under the ESOP.

Item 1(a).	Name of Issuer:

First Security Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

531 Broad Street
Chattanooga, Tennessee 37402

Item 2(a).	Name of Person Filing:

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the “ESOP”).

FSGBank, National Association (the “Trustee”), the Trustee of the ESOP. The Trustee may also be deemed to beneficially own the shares held by the ESOP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of the ESOP is:

531 Broad Street
Chattanooga, Tennessee 37402

The business address of the Trustee is:

531 Broad Street
Chattanooga, Tennessee 37402

Item 2(c).	Citizenship:

The Trustee is national bank.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

CUSIP Number: 336312103

CUSIP NO. 336312103	Page 5 of 6

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership:

	(a)	Amount beneficially owned: 964,880

	(b)	Percent of class: 5.88%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or direct the vote: 735,763

		(ii)	shared power to vote or direct the vote: 229,117

		(iii)	sole power to dispose or to direct the disposition of: 964,880

		(iv)	shared power to dispose or direct the disposition of: None.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of the Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP NO. 336312103	Page 6 of 6

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2009

Signature:	First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

	By:	FSGBank, National Association, as Trustee

	By:	/s/ Sandy B. Chambers

	Name:	Sandy B. Chambers

	Title:	Senior Vice President and Trust Manager

FSGBank, National Association

	By:	/s/ William L. Lusk, Jr.
	Name:	William L. Lusk, Jr.

	Title:	Chief Financial Officer and Executive Vice President